Exhibit (h)(4)

EXPENSE LIMITATION AGREEMENT

for

Allianz Global Investors Solutions Core Allocation Fund

Allianz Funds Multi-Strategy Trust

1345 Avenue of the Americas

New York, NY 10105

This Expense Limitation Agreement (the “Agreement”) is entered into as of April 20, 2009, by and between Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”) on behalf of its series Allianz Global Investors Solutions Core Allocation Fund (the “Fund”), and Allianz Global Investors Fund Management LLC, a Delaware limited liability company (the “Manager”).

WHEREAS the Trust and the Manager have entered into an Amended and Restated Expense Limitation Agreement dated December 17, 2008, as amended or supplemented from time to time, with respect to certain series of the Trust, and

WHEREAS the Trust, on behalf of the Fund, and the Manager wish to enter into this Agreement with respect to the Fund on the terms set forth herein;

NOW, THEREFORE, The Trust and the Manager hereby enter into this Agreement as follows:

1. The Trust is an open-end management investment company that has multiple series and offers multiple share classes (each a “Class”). This Agreement shall cover the Fund, including each Class of the Fund, and no other series of the Trust.

2. Pursuant to an Amended and Restated Investment Management Agreement between the Trust and the Manager dated as of July 8, 2008 (as from time to time in effect, the “Management Agreement”) and Schedule A to the Management Agreement dated as of April 20, 2009, the Trust has retained the Manager to provide the Fund with investment management and other services.

3. With respect to each Class of the Fund, as used in this Agreement:

(a) “Attributable Class Operating Expenses” means the Fund’s actual operating expenses, including organizational expenses, that are attributable to the Class, other than interest, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements, plus the Fund’s Underlying Fund Expenses that are attributable to the Class (in each case expressed as a percentage of average daily net assets), prior to any waiver, reduction or reimbursement by the Manager under this Agreement, but after any waiver, reduction or reimbursement by the Manager under any other agreement, including, without limitation, any management fee waiver agreement;

(b) “Effective Class Operating Expenses” means the Fund’s actual operating expenses, including organizational expenses, that are paid by the Class, other than interest, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements, plus the Fund’s Underlying Fund Expenses that are attributable to the Class (in each case expressed as a percentage of average daily net assets), after any waiver, reduction or reimbursement by the Manager under this Agreement, or under any other agreement, including, without limitation, any management fee waiver agreement;

(c) “Expense Limit” means the sum (expressed as a percentage of average daily net assets) of (i) .0049%, plus (ii) for each Class of the Fund, the amount specified in the following table:

Share Class	Amount
Class A	1.32%
Class B	2.07%
Class C	2.07%
Class D	1.32%
Class P	1.12%
Class R	1.57%
Institutional Class	1.02%
Administrative Class	1.27%

(d) “Annual Excess Amount” means the extent to which the annual Attributable Class Operating Expenses of the Class for a fiscal year (or portion thereof if the Fund commenced operations as a series of the Trust during the course of such fiscal year) exceed the Expense Limit for that Class; and

(e) “Underlying Fund Expenses” means any fees and expenses estimated (in accordance with Section 4 below) to have been incurred indirectly by the Class of the Fund as a result of investment by the Fund in shares of one or more “investment companies” (within the meaning of the 1940 Act (defined below)) or entities that would be “investment companies” but for the exceptions from that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act.

4. At the end of each fiscal quarter of the Fund, an estimate of the Underlying Fund Expenses of the Fund for such fiscal quarter shall be calculated in accordance with the formula and related instructions for determining “Acquired Fund Fees and Expenses” as set forth in Form N-1A, except that only information from such quarter shall be used in the calculation.

5. Each month, the Attributable Class Operating Expenses of each Class of the Fund for such month (including the Underlying Fund Expenses determined for the most recent quarter as described in Section 4) shall be annualized as of the last day of the month. If such annualized Attributable Class Operating Expenses exceed the Expense Limit of a Class, the Manager shall waive, reduce or reimburse the management fee it is entitled to receive from that Class under the

Management Agreement or otherwise reimburse Fund expenses for that month by an amount such that the annualized Effective Class Operating Expenses (including annualized Underlying Fund Expenses) of such Class for such month equal the Expense Limit.

6. If in any month during which the Management Agreement is in effect, the annualized Attributable Class Operating Expenses of a particular Class of the Fund are less than the Expense Limit of such Class, the Manager will be entitled to reimbursement by such Class of any or all management fees previously waived, reduced or reimbursed by the Manager or other expenses reimbursed with respect to that Class (the “Aggregate Class Reimbursement Amount”) pursuant to this Agreement during the then-current fiscal year or any of the three preceding fiscal years and not subsequently reimbursed to the Manager pursuant to this paragraph, to the extent that the Attributable Class Operating Expenses of that Class of the Fund for such month plus the amount so reimbursed, when annualized, does not exceed the Expense Limit of that Class; provided, however, that the amount of any such reimbursement shall in no event exceed the Aggregate Class Reimbursement Amount of that Class of the Fund. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Manager will cease to be entitled to reimbursement for any amount waived, reduced or reimbursed by it following the last day of the Fund’s third fiscal year ending after the fiscal year in which such amount was waived, reduced or reimbursed. Amounts eligible for recoupment by the Manager will be deemed reimbursed in the order in which amounts were waived, reduced or reimbursed by the Manager.

7. As necessary, and subject to any reimbursements made to the Manager pursuant to this Agreement, on or before the last day of the first month of each fiscal year of the Fund, an adjustment payment shall be made by the Manager or the relevant Class of the Fund such that the amount of the management fees or other expenses waived, reduced or reimbursed by the Manager pursuant to this Agreement with respect to such Class of the Fund during the previous fiscal year shall equal the Annual Excess Amount, if any, for such previous fiscal year.

8. This Agreement has an initial term through November 30, 2009 and shall apply for each fiscal year of the Fund (or portion thereof) thereafter so long as it is in effect. The Agreement shall automatically renew for additional one-year terms unless the Trust, as authorized by the Board of Trustees of the Trust, provides written notice to the Manager at least thirty (30) days prior to the end of the then current term that the Agreement shall terminate upon completion of such term. This Agreement may also be terminated at any time by the Trust, as authorized by the Board of Trustees of the Trust, upon ninety (90) days’ prior written notice to the Manager. The Manager may not terminate this Agreement.

9. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Amended and Restated Agreement and Declaration of Trust, as amended or supplemented from time to time (the “Declaration of Trust”) or Amended and Restated Bylaws, as amended or supplemented from time to time (the “Bylaws”), or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or that relieves or deprives the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

10. Any term or provision of this Agreement, including but not limited to the management fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “1940 Act”), has the same meaning as in the Management Agreement and the 1940 Act, as applicable, and any question of interpretation of such term or provision will be resolved by reference to the Management Agreement and the 1940 Act, as applicable.

11. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12. A copy of the Trust’s Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Fund.

[Signature page follows.]

IN WITNESS WHEREOF, the Trust and the Manager have each caused this Expense Limitation Agreement to be signed on its behalf by its duly authorized representative, as of the day and year first written above.

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ E. Blake Moore, Jr.
Name:	E. Blake Moore, Jr.
Title:	President and Chief Executive Officer

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Brian S. Shlissel
Name:	Brian S. Shlisse
Title:	Executive Vice President

[Signature Page to Expense Limitation Agreement]